EXHIBIT 11 - STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS


      Primary earnings (loss) per share is computed based on the weighted-average number of shares actually outstanding during the years ended December 31, 1996 and 1995 and the six months ended June 30, 1997 and 1996. Common stock equivalents have been excluded as they are anti-dilutive for the years ended December 31,1996 and 1995 and the six months ended June 30, 1996, and not materially dilutive for the six months ended June 30, 1997. The income (loss) before extraordinary item and net income (loss) have been adjusted for dividends on convertible preferred stock. Fully diluted earnings (loss) per share amounts are not presented as they are anti-dilutive for the years ended December 31, 1996 and 1995 and the six months ended June 30, 1996, and not materially dilutive for the six months ended June 30, 1997.